Exhibit 99.29
PRESS RELEASE
Aya Gold & Silver Provides Notice of First Quarter 2025 Results and Conference Call

Montreal, Quebec, May 2, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) plans to release its first quarter 2025 results on Tuesday, May 13, 2025 before market opens. Senior management will host a conference call on the same day at 10 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows:
Webcast link: https://edge.media-server.com/mmc/p/48g2kxgq
Instructions for obtaining conference call dial-in numbers:
1.    Click on the following call link and complete the online registration form.
https://register-conf.media-server.com/register/BI84408f0b334445fd8c5977ae41b1dd02
2.    Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.    Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The webcast replay will be archived and will be available for replay following the live call. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.

Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com